FRANK J. HARITON, ATTORNEY AT LAW

1065 Dobbs Ferry Road, White Plains, New York 10607

TEL (914) 674-4373

FAX (914) 693-2963

November 29, 2011

Larry Spirgel, Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

Re:

Hanover Portfolio Acquisitions, Inc.

Registration Statement on Form S-1 – Amendment Number 1

File Number 333-176954

Comment Letter, dated November 23, 2011

Ladies and Gentlemen:

We are submitting this letter as a supplemental response to the staff’s letter, dated November 23, 2011 (the “Letter”).  The numbered comments correspond to the comments n the Letter.

Comment 1

SEC wrote:

Liquidity, page 27

1. We refer to your discussion of liquidity. Considering the significant changes in your operating cash flows during 2009, 2010, and the nine months ended September 30, 2011, it is not clear to us why you believe you have sufficient cash on hand to meet your estimated operating expenses over the next 12 months without an infusion of capital and without revenue from collections. In this regard, please revise to provide a clear picture of your ability to meet existing and known or reasonably likely short- and long-term cash requirements. Your discussion should describe how your historical performance relates to your future estimates of $39,300 in ongoing operating expenses and $51,400 in higher one-time and recurring costs associated with being a public company.

Answer:

Below, we have provided a budget for the following 12 month period. Based on our realistic budget, we believe we have sufficient cash on hand to fund our operations for the following 12 month period. In our MD & A under the heading “Operating Expenses” we outline the main reasons why we have managed to decrease our expenses year to year. These reasons include a dramatic decrease in impairment losses and the savings of not having to pay office rent since we have used an office at no cost since our previous office lease expired December 31, 2009. Although we would prefer to have additional capital at this time, we do not. The purpose of the cash we do have is to only operate our current operation and as indicated numerous times in the filing not grow our business. Growing our business is dependent on successful capitalization that we also explain throughout our filings.

Although we have provided additional information to you here including a mini-budget to satisfy your request for additional information to corroborate our numbers and provide understanding, we believe we have accurately stated our costs for the following 12 months to a reader under the “Liquidity” section you reference.

Expense Items	Annual
Salary and Business Services	$ 24,000.00
Telecommunications Related	$ 3,600.00
Shipping, Postage and Delivery	$ 780.00
Accounting	$ 4,000.00
Legals	$ 1,000.00
Legals A/P	$ 5,000.00
Comp, Equip, Software	$ 400.00
Misc	$ 500.00	$ 39,280.00

Public Listing Related Costs
Accounting Reviews	$ 12,000.00
Accounting Audit	$ 9,000.00
Legals	$ 10,000.00
Edgar Filings	$ 3,400.00
Transfer Agent	$ 5,000.00
Printing	$ 2,000.00
DTC's	$ 10,000.00	$ 51,400.00
$ 90,680.00

Comment 2

SEC wrote:

Revenue Recognition, page 49

2. We note that you present revenue on a net basis. Please revise to describe what expenses you have considered in arriving at net revenue.

Answer:

The Company has not recorded any expenses against revenue for the periods presented. We believe the note under the heading “Revenue Recognition” is accurate as it does not indicate any expenses against revenue. However, in future periods, should the Company determine that it is appropriate to record revenue net of expenses, we will describe such expenses. Until that time, we will change the caption on the Statements of Operations from “Revenue, Net” to “Revenue” in future filings with the Commission.

We do not believe any further amendment to the Registration Statement should be required and would appreciate confirmation that we may request acceleration..

If you require anything further, do not hesitate to contact me at 914-674-4373.

Very truly yours,

/s/ Frank J. Hariton

Frank J. Hariton